Date: November 18, 2022

Ronald Alper

Division of Corporation Finance

Office of Real Estate and Construction

Securities and Exchange Commission

Re: Purthanol Resources Limited

Amendment No. 5 to Registration Statement on Form 10-12G

Filed October 7, 2022

File No. 000-33271

In response to your letter dated October 21, 2022, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Purthanol Resources Ltd. (the “Company”). Amendment No. 6 to the Form 10 is being filed concurrently with this letter.

The Company has made certain changes in the Form 10 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s October 21, 2022 letter in italicized text immediately before our response.

General

1)	We note your response to comment 1. Since your registration statement automatically became effective 60 days after its initial filing pursuant to Section 12(g)(1), you are now subject to the reporting requirements of the Exchange Act of 1934. As such, please tell us when you intend to file your Forms 10-Q.

Response: The Company has filed its Forms 10-Q as requested.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial

Disclosure, page 18

2)	We note your response to comment 2 and that an Exhibit 16 letter has been provided regarding the resignation of TAAD, LLP. We further note your disclosure in Item 14 that there are not and have not been any disagreements between the Company and its accountants on any matter of accounting principles, practices, or financial statement disclosure, which appears to be inconsistent with the disclosure provided by TAAD, LLP in the Exhibit 16 letter. As such, please clarify and provide all the information required by Item 304 of Regulation S-K.

Response: We have amended Item 14 as follows: “TAAD LLP communicated to the Company’s board of directors that the Company must perform additional internal accounting research and provide an accurate restatement form to correct the Company’s mis-stated Form 10 filed with the SEC. TAAD LLP was notified that the Company could not perform additional internal accounting research without unreasonable effort and expense. Further, the Company believed it had presented the footnotes to the financial statements, specifically Note 1 and Note 9, that satisfies the disclosures required by required by ASC 250-10-50-7 through 50-10.

Other than as noted above, during the Company’s fiscal years ended November 30, 2020 and November 30, 2021, the Company has not had any disagreement with TAAD LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreement, if not resolved to TAAD LLP’s satisfaction, would have caused TAAD LLP to make reference to the subject matter of the disagreement in their reports on the Company’s financial statements.

During the Company’s two most recently filed fiscal years ended November 30, 2020 and November 30, 2020, there were no other “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K. TAAD LLP’s report on the Company’s financial statements as of and for the fiscal years ended November 30, 2020 and November 30, 2021 did not contain any adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.”

Sincerely,

/s/ Leo Stella

President